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                                                                    EXHIBIT 99.1

[LOGO]
A.C.L.N.

NEWS RELEASE for February 5, 2002 at 4:00pm EST
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Contact:   Allen & Caron Inc             A.C.L.N. Limited
           Jill Cieslak (Investors)      Jane Creber, V.P. Investor Relations
           Len Hall (Media)              310-268-9288
           949-474-4300                  jane@aclnltd.com
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           jill@allencaron.com
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           len@allencaron.com
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   A.C.L.N. LIMITED ANNOUNCES ACQUISITION OF MAJORITY INTEREST IN FIVE VESSEL
                                OWNING COMPANIES

       Establishes Logistics Services from Far East to Africa and Europe

LOS ANGELES, CA (February 5, 2002)....A.C.L.N. Limited (NYSE:ASW) today announced that it has acquired a 51 percent interest in Norwegian Car Carrier, KS, a 56.5 percent interest in Eastern Car Carrier, KS, a 51 percent interest in Bergshav Car Carrier, KS, a 100 percent of Arcade Navigation, and has increased its ownership in Eastern Car Carrier II, KS by 11 percent to a total of 51 percent. Each of these companies owns a pure car and truck carrier vessel with the following capacities:

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               Company Name                        Capacity
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Norwegian Car Carrier, KS                            4,734
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Eastern Car Carrier II, KS                           3,441
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Bergshav Car Carrier, KS                             4,500
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Arcade Navigation                                    4,200
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Eastern Car Carrier, KS                              3,441
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     The vessels are flagged in Panama, they are under long-term charter to a major shipping company, and provide transportation for new vehicles primarily between Asia, South America and the West Coast of the United States. Ownership of these vessels constitutes a new business segment for A.C.L.N., and the vessels are not intended for use in its existing logistics business. The acquisitions were financed with a cash payment of approximately $15 million. The acquired companies have ship mortgages in the amount of approximately $65.4 million. A.C.L.N. has agreed to guarantee these mortgages in the amount of up to $7 million. Mortgage payments are expected to be serviced by the acquired companies with income from the charters.

     A.C.L.N. also announced that it has entered into an agreement to begin regular monthly logistics services from Inch'on in Korea to West Africa, North Africa and Europe. A.C.L.N. also announced that it has signed a contract with Daewoo Motors of Inch'on, Korea, to purchase approximately 17,000 pre-owned cars which it will sell through its wholesale business segment. A.C.L.N. will now be purchasing and selling
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new and pre-owned vehicles in its wholesale segment. This initiative establishes
A.C.L.N. as one of the few companies to offer pre-owned vehicle logistics services from Asia to West and North Africa, and is an important step in achieving the Company's objective to provide logistics services around the world.

     A.C.L.N. President and Chief Executive Officer Aldo Labiad said, "We believe that with the acquisition of majority interests in companies owning five vessels we have succeeded in diversifying our customer base and revenue sources. Our customer base now includes a major shipping line, and revenues will be generated from the ships' long term charter agreements. With the addition of Inch'on, we have diversified our logistics business' geographic reach."

About A.C.L.N. Limited
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     A.C.L.N. Limited (www.aclnfltd.com) is a leader in pre-owned automobile and
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truck logistics, serving six European ports, one Asian port and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates three primary business segments: (i) providing new and pre-owned automobile and truck logistics services between Asia, Europe and Africa, (ii) purchasing and selling new and pre-owned automobiles in Africa on a wholesale basis, and (iii) vessel ownership of pure car and truck carriers.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s ability to service the debt of the vessels it has purchased, its intent to build vessels, its sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its
management, or that are not a statement of historical fact.   Any forward
looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.